Exhibit 99.1

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of United States (U.S.) dollars)

Second quarter ended June 30, 2017

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of U.S. dollars)

	June 30, 2017 $	December 31, 2016 $
Assets

Current assets
Cash and cash equivalents	179,717	39,649
Short term investments (note 3)	10,071	—
Accrued interest and other receivables	285	86
Prepaid expenses, deposits and other	2,418	1,683

	192,491	41,418

Clinical trial contract deposits	448	—

Property and equipment	32	29

Acquired intellectual property and other intangible assets	14,829	15,550

	207,800	56,997

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,439	5,791
Current portion of deferred revenue	118	118
Contingent consideration (note 4)	70	2,021

	3,627	7,930

Deferred revenue	501	560

Contingent consideration (note 4)	3,568	3,419

Derivative warrant liabilities (note 5)	21,639	9,138

	29,335	21,047

Shareholders’ equity

Share capital
Common shares (note 6)	496,726	299,815
Warrants (note 6)	911	971

Contributed surplus	17,021	17,017

Accumulated other comprehensive loss	(805)	(805)

Deficit	(335,388)	(281,048)

	178,465	35,950

	207,800	56,997

Subsequent events (note 11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(Expressed in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2017 $	June 30, 2016 $	June 30, 2017 $	June 30, 2016 $
Revenue
Licensing revenue	329	29	359	59
Research and development revenue	—	25	—	50
Contract services	—	1	1	3

	329	55	360	112

Expenses
Research and development	7,107	2,406	14,432	5,730
Corporate, administration and business development	2,901	1,835	6,328	3,027
Amortization of acquired intellectual property and other intangible assets	364	360	721	742
Amortization of property and equipment	6	5	12	10
Contract services	—	1	1	2
Other expense (income) (note 7)	(152)	85	(77)	169

	10,226	4,692	21,417	9,680

Net loss before change in estimated fair value of derivative warrant liabilities	(9,897)	(4,637)	(21,057)	(9,568)

Change in estimated fair value of derivative warrant liabilities (note 5)	7,498	1,361	(33,283)	2,025

Net loss and comprehensive loss for the period	(2,399)	(3,276)	(54,340)	(7,543)

Net loss per common share (note 8) (expressed in $ per share)
Basic and diluted loss per common share	(0.03)	(0.10)	(0.78)	(0.23)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

For the six month periods ended June 30, 2017 and 2016

(Expressed in thousands of U.S. dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity (deficit) $
Balance – January 1, 2017	299,815	971	17,017	(281,048)	(805)	35,950
Issue of common shares (note 6)	173,104	—	—	—	—	173,104
Share issue costs	(10,780)	—	—	—	—	(10,780)
Exercise of warrants	271	(60)	—	—	—	211
Exercise of derivative warrants	29,466	—	—		—	29,466
Exercise of stock options	4,850	—	(2,215)	—	—	2,635
Stock-based compensation	—	—	2,219	—	—	2,219
Net loss and comprehensive loss for the period	—	—	—	(54,340)	—	(54,340)

Balance – June 30, 2017	496,726	911	17,021	(335,388)	(805)	178,465

Balance – January 1, 2016	261,645	1,297	15,579	(257,753)	(805)	19,963
Issue of shares	6,260	820	—	—	—	7,080
Share issue costs	(389)	(51)	—	—	—	(440)
Stock-based compensation	—	—	479	—	—	479
Net loss and comprehensive loss for the period	—	—	—	(7,543)	—	(7,543)

Balance –June 30, 2016	267,516	2,066	16,058	(265,296)	(805)	19,539

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2017 $	June 30, 2016 $	June 30, 2017 $	June 30, 2016 $
Cash flow provided by (used in)

Operating activities
Net loss for the period	(2,399)	(3,276)	(54,340)	(7,543)
Adjustments for:
Amortization of deferred revenue	(29)	(54)	(59)	(109)
Amortization of property and equipment	6	5	12	10
Amortization of acquired intellectual property and other intangible assets	364	360	721	742
Stock-based compensation	978	150	2,219	479
Change in value of short-term investment	(8)	—	(14)	—
Revaluation of contingent consideration	223	64	348	126
Change in provision for restructuring costs	—	(39)	—	(78)
Loss on disposal of equipment	—	—	1	—
Change in estimated fair value of derivative warrant liabilities	(7,498)	(1,361)	33,283	(2,025)

	(8,363)	(4,151)	(17,829)	(8,398)
Net change in other operating assets and liabilities (note 10)	(3,485)	(894)	(3,734)	(1,867)

Net cash used in operating activities	(11,848)	(5,045)	(21,563)	(10,265)

Investing activities
Purchase of short-term investment	(10,063)	(5,002)	(13,107)	(12,045)
Proceeds on disposal of short-term investment	3,050	9,043	3,050	19,043
Purchase of equipment	(12)	—	(16)	(1)
Capitalized patent costs	—	(3)	—	(3)

Net cash generated from (used in) investing activities	(7,025)	4,038	(10,073)	6,994

Financing activities
Contingent consideration milestone payments	(2,150)	—	(2,150)	—
Net proceeds from issuance of shares	—	6,640	162,324	6,640
Proceeds from exercise of derivative warrants	19	—	8,684	—
Proceeds from exercise of warrants	—	—	211	—
Proceeds from exercise of stock options	1,655	—	2,635	—

Net cash generated from(used in) financing activities	(476)	6,640	171,704	6,640

Increase (decrease) in cash and cash equivalents during the period	(19,349)	5,633	140,068	3,369

Cash and cash equivalents – Beginning of period	199,066	3,492	39,649	5,756

Cash and cash equivalents – End of period	179,717	9,125	179,717	9,125

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis (LN).

These interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2.	Corporate information

Statement of compliance

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2016 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

These interim condensed consolidated financial statements were authorized for issue by the audit committee of the Board of Directors on August 9, 2017.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments which are recognized at fair value.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.

3.	Short term investments

Short-term investments, classified as held-to-maturity, are recorded initially at fair value and subsequently at amortized cost using the effective interest method. These investments consist of the following: a 6 month HSBC Bank US denominated discount note with an effective interest rate of 1.257%, due October 13, 2017, with an amortized cost of $3,063,000 and an initial cost of $3,055,000. (December 31, 2016 - $nil); and a Bank of Montreal US denominated bond purchased on June 21, 2017, due April 9, 2018, with an initial and amortized cost of $7,008,000 and an effective interest rate of 1.302%.

4.	Contingent consideration

The outstanding fair value of contingent consideration payable to ILJIN SNT Co., Ltd. (ILJIN), an affiliated shareholder and related party, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, payments of up to $10,000,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.

In the second quarter ended June 30, 2017 the Company paid ILJIN $2,150,000 upon the achievement of two specific milestones.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

At June 30, 2017 if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2018	100
2020	2,625
2021	5,125

7,850

The fair value estimates at June 30, 2017 were based on a discount rate of 10% and an assumed probability adjusted payment range between 50% and 95%. There were no changes in these assumptions since December 31, 2016. The fair value of this contingent consideration as at June 30, 2017 was estimated to be $3,638,000 compared to $5,440,000 at December 31, 2016. The decrease reflected the payment of the $2,150,000 offset by a $348,000 increase in the revaluation of the contingent consideration expense for the six months ended June 30, 2017.

The Company recorded in a revaluation of contingent consideration expense of $233,000 and $348,000 respectively for the three and six month periods ended June 30, 2017 compared to $64,000 and $126,000 respectively for the same periods in 2016. The change in the revaluation amounts resulted primarily from the change in the passage of time and the achievement of the milestones in the second quarter ended June 30, 2017. These adjustments were determined by estimating the probability and timing of achieving the milestones and applying the income approach.

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $556,000 as at June 30, 2017. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $556,000 as at June 30, 2017. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $227,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $248,000.

5.	Derivative warrant liabilities

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at estimated fair value with changes in estimated fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant). Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants		# of warrants		# of warrants
	(in thousands)	$	(in thousands)	$	(in thousands)	$
Balance at January 1, 2017	6,388	7,405	3,748	1,733	10,136	9,138
Conversion to equity (common shares) upon exercise of warrants	(2,859)	(12,399)	(516)	(2,834)	(3,375)	(15,233)
Income statement adjustment on exercise of warrants	—	(3,836)	—	(195)	—	(4,031)
Revaluation of derivative warrant liabilities	—	28,784	—	16,028	—	44,812

Balance at March 31, 2017	3,529	19,954	3,232	14,732	6,761	34,686
Conversion to equity (common shares) upon exercise of warrants	(6)	(23)	(1,364)	(5,526)	(1,370)	(5,549)
Income statement adjustment on exercise of warrants		(8)		(773)		(781)
Revaluation of derivative warrant liabilities	—	(4,734)	—	(1,983)	—	(6,717)

Balance at June 30, 2017	3,523	15,189	1,868	6,450	5,391	21,639

Balance at January 1, 2016	—	—	4,548	5,499	4,548	5,499
Revaluation of derivative warrant liability	—	—	—	(664)	—	(664)

Balance at March 31, 2016	—	—	4,548	4,835	4,548	4,835
Revaluation of derivative warrant liability	—	—	—	(1,361)	—	(1,361)

Balance at June 30, 2016	—	—	4,548	3,474	4,548	3,474

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

Derivative warrant liability related to December 28, 2016 Bought Deal public offering

On December 28, 2016, the Company completed a $28,750,000 Offering. Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants with allocated share issuance costs of $655,000 recognized as other expense. As at December 31, 2016, the Company revalued the derivative warrant liability to $7,405,000.

In the three month period ended June 30, 2017, 6,000 warrants were exercised at $3.00 per share for gross proceeds of $19,000. As the Company had an effective registration statement during this period these warrants could only be exercised for cash. These Warrants had an estimated fair value of $31,000 on the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount, $23,000 was transferred from derivative warrant liabilities to equity (common shares) and $8,000 was recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

As at June 30, 2017, the Company revalued the remaining derivative warrants at an estimated fair value of $15,189,000 (December 31, 2016 – $7,405,000).

The net adjustment resulting from the revaluation of the outstanding December 28, 2016 warrants at June 30, 2017 and the impact of the revaluation of the exercised warrants immediately before they were exercised resulted in a decrease in the estimated fair value of the derivative warrant liability for the three months ended June 30, 2017 of $4,734,000. (June 30, 2016 – decrease in derivative warrant liability of $Nil).

The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.

The following assumptions were used to estimate the fair value of the derivative warrant liability on June 30, 2017 and December 31, 2016.

	June 30, 2017 $	December 31, 2016 $
Annualized volatility	68%	76%
Risk-free interest rate	1.80	1.92%
Life of warrants in years	4.50	5.00
Dividend rate	0%	0%
Market price	6.13	2.10
Fair value per Warrant	4.31	1.16

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

Derivative warrant liability related to February 14, 2014 private placement offering

On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In the second quarter ended June 30, 2017, a holder of 1,364,000 Warrants elected this option and the Company issued 749,000 common shares upon the cashless exercise of these Warrants. These Warrants had an estimated fair value of $6,299,000 on the date of exercise, determined using the Black-Scholes warrant pricing model.

Of this amount, $5,526,000 was transferred from derivative warrant liabilities to equity (common shares) and $773,000 was recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

As at June 30, 2017, the Company revalued the remaining derivative warrants at $6,450,000 (December 31, 2016 – $1,733,000).

The net adjustment resulting from the revaluation of the outstanding February 14, 2014 warrants at June 30, 2017 and the impact of the revaluation of the exercised warrants immediately before they were exercised resulted in a decrease in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2017 of $1,983,000. (June 30, 2016 – decrease in derivative warrant liability of $1,361,000).

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

The Company uses the Black-Scholes pricing model to estimate fair value. The following assumptions were used to estimate the fair value of the derivative warrant liability on June 30, 2017 and December 31, 2016.

	June 30, 2017 $	December 31, 2016 $
Annualized volatility	69%	61%
Risk-free interest rate	1.32%	1.21%
Life of warrants in years	1.63	2.12
Dividend rate	0%	0%
Market price	6.13	2.10
Fair value per Warrant	3.45	0.46

The derivative warrant liabilities are Level 3 recurring fair value measurements.

The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $2,962,000 as at June 30, 2017. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $2,911,000 If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $746,000 If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $750,000 as at June 30, 2017.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

6.	Share Capital

a)	Common shares

Authorized

Unlimited common shares without par value

Issued	Common shares
	Number	$
	(in thousands)
Balance as at January 1, 2017	52,808	299,815
Issued pursuant to public offering	25,645	162,324
Issued pursuant to exercise of warrants	77	271
Issued pursuant to exercise of derivative liability warrants (note 5)	3,949	29,466
Issued pursuant to exercise of stock options	1,006	4,850

Balance as at June 30, 2017	83,485	496,726

Balance as at January 1, 2016	32,287	261,645
Issued pursuant to June 22, 2016 private placement	3,000	5,871

Balance as at June 30, 2016	35,287	267,516

On March 20, 2017 the Company completed a public offering of 25,645,000 common shares which included 3,345,000 common shares from the overallotment exercised by the underwriter. The shares were issued at a price of $6.75 per share. Gross proceeds from this Offering were $173,104,000 before deducting the 6% underwriting commission and other offering expenses which totaled $10,780,000.

b)	Warrants

Issued	Warrants
	Number (in thousands)	$
Balance as at January 1, 2017	1,257	971
Warrants exercised	(77)	(60)

Balance as June 30, 2017	1,180	911

Balance at January 1, 2016	1,368	1,297
Issued pursuant to June 22, 2016 private placement	1,050	769

Balance as at June 30, 2016	2,418	2,066

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

A summary of the outstanding warrants, including derivative warrants, as at June 30, 2017 is presented below:

Expiry date	Number	Weighted average exercise price $
	(in thousands)
Exercisable in CA$
June 26, 2018 (CA$2.50)	190	1.93
December 31, 2018 (CA$2.00)	14	1.54

	204	1.90

Exercisable in US$
June 22, 2018	976	2.77
February 14, 2019 (note 5)	1,868	3.22
December 28, 2021 (note 5)	3,523	3.00

	6,571	2.99

c)	Stock options and compensation expense

A summary of the stock options outstanding as of June 30, 2017 and June 30, 2016 and changes during the six months periods ended on those dates is presented below:

	June 30, 2017		June 30, 2016
	Number	Weighted average exercise price in CDN$	Number	Weighted average exercise price in CDN$
Outstanding – Beginning of period	4,052	3.74	2,713	4.00
Granted pursuant to Stock Option Plan	2,354	5.05	1,520	3.41
Exercised	(1,005)	3.50	—	—
Forfeited	(423)	3.54	(195)	3.94

Outstanding – End of period	4,978	4.42	4,038	3.78

Options exercisable – End of period	2,902	3.99	2,560	3.98

On June 21, 2017 the Shareholders of the Company approved the Company’s the Stock Option Plan for an additional three years.

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at June 30, 2017 there were 83,485,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 10,436,000 options available for issuance under the Stock Option Plan. An aggregate total of 4,778,000 options are presently outstanding in the Stock Option Plan, representing 5.7% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

A summary of the stock options granted pursuant to the Stock Option Plan for the years is presented below:

Six months ended June 30, 2017
Grant Date	Grant Price US$	Grant Price CDN$	Number
January 20, 2017-New Director (3)	2.74	3.65	10
January 27, 2017-Employee (4)	3.02	3.96	25
February 9, 2017- Chief Executive Officer(6)	3.20	4.21	1,050
February 9, 2017- Officers & Employees(4)	3.20	4.21	836
February 16, 2017-Directors(3)	3.62	4.73	50
April 26, 2017- Employees(5)	6.95	9.45	233
April 26, 2017-Directors(5)	6.95	9.45	100
June 23, 2017-New Director(3)	6.40	8.48	50

			2,354

Six months ended June 30, 2016
Grant Date	Grant Price US$	Grant Price CDN$	Number
March 23, 2016-Directors(1)	3.00	3.96	60
March 30, 2016- Officers & employees(1)	3.02	3.91	220
March 31, 2016-Officer(1)	2.90	3.76	40
June 17, 2016-Officer(2)	2.48	3.20	1,000

			1,320

1.	These options vest in equal amounts over 12 months and are exercisable for a term of five years.
2.	These options vest in equal amounts over 36 months and are exercisable for a term of five years.
3.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years.
4.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.
5.	These options vest 12/36 on the 12 month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.
6.	One quarter of the options vested immediately, with the remainder of the options vesting each month in equal amounts over a period of 36 months and are exercisable for a term of ten years.

On February 9, 2017 the Company granted 1,050,000 stock options to the Chairman and Chief Executive Officer upon his appointment as Chief Executive Officer of the Company.

On May 2, 2016 the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613 (g) of the TSX Company Manual at a price of $2.92 (CDN$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. In the second quarter ended June 30, 2017 , this employee exercised 16,000 of these options to hold 184,000. These options are recorded outside of the Company’s stock option plan.

The Company recognized stock-based compensation expense of $978,000 and $2,219,000 for the three and six month periods ended June 30, 2017 respectively (2016 – $150,000 and $479,000) with corresponding credits to contributed surplus. For the three and six months ended June 30, 2017, stock compensation expense has been allocated to research and development expense in the amount of $260,000 and $419,000 respectively (2016 – $141,000 and $209,000) and corporate administration expense in the amount of $718,000 and $1,800,000 respectively (2016 – $9,000 and $270,000).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

The following weighted average assumptions were used to estimate the fair value of the options granted during the six month periods ended June 30:

	June 30, 2017	June 30, 2016
Expected volatility	74%	74%
Risk-free interest rate	1.25%	0.60%
Expected life of options in years	6.5	4.0
Estimated forfeiture rate	25.7%	16.7%
Dividend rate	0.0%	0.0%
Exercise price	$3.80	$2.65
Market price on date of grant	$3.80	$2.65
Fair value per common share option	$2.55	$1.45

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Determining the fair value of stock options on grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the market price or volatility factors were to increase or decrease by a change of 10% there would be no significant impact.

7.     Other expense (income)

	Three months ended		Six months ended
	June 30, 2017 $	June 30, 2016 $	June 30, 2017 $	June 30, 2016 $
Other expense (income) net composed of:
Finance Income
Interest	(419)	(5)	(494)	(13)

Other
Revaluation adjustment on contingent consideration (note 5)	223	64	348	126
Foreign exchange loss	44	26	69	56

	267	90	417	182

	(152)	85	(77)	169

8.    Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three and six months ended June 30, 2017 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted loss per common share for the three and six months ended June 30, 2017 and June 30, 2016 because to do so would be anti-dilutive.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	Three months ended		Six months ended
	June 30, 2017 $	June 30, 2016 $	June 30, 2017 $	June 30, 2016 $
Net loss for the period	(2,399)	(3,276)	(54,340)	(7,543)

	#	#	#	#
	In thousands	In thousands	In thousands	In thousands
Weighted average common shares outstanding	82,973	32,551	69,899	32,419

		$		$
Loss per common share (expressed in $ per share)	(0.03)	(0.10)	(0.78)	(0.23)

The outstanding number, calculated using the treasury stock method, and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	Three months ended		Six months ended
	June 30, 2017 #	June 30, 2016 #	June 30, 2017 #	June 30, 2016 #
Stock Options	1,565	76	1,355	1
Warrants (equity)	703	523	626	387
Warrants (derivative liability)	2,824	—	2,408	—

	5,092	599	4,389	388

9.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic information reflects revenue based on customer location.

	Three months ended		Six months ended
	June 30, 2017 $	June 30, 2016 $	June 30, 2017 $	June 30, 2016 $
Revenue
United States	300	—	300	—
China	29	29	59	59
Canada	—	26	—	53
Switzerland	—	—	1	—

	329	55	360	112

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2017 and 2016

(amounts in tabular columns expressed in thousands of U.S. dollars)

10.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Six months ended
	June 30, 2017 $	June 30, 2016 $	June 30, 2017 $	June 30, 2016 $
Accounts receivable	(162)	(2)	(199)	(2)
Prepaid expenses and deposits	(630)	(1,205)	(1,183)	(994)
Accounts payable and accrued liabilities	(2,693)	313	(2,352)	(871)

	(3,485)	(894)	(3,734)	(1,867)

Interest Received	372	16	382	19

11.	Subsequent events

a)	Stock options

Subsequent to June 30, 2017, the Company granted 280,000 stock options to a newly hired officer of the Company at an exercise price of $6.26 (CDN$8.10). These options vest 12/36 on the 12 month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a period of ten years.

The Company also issued 32,000 common shares upon the exercise of 32,000 stock options for proceeds of $100,000.

b)	Exercise of warrants

Subsequent to June 30, 2017, the Company issued 11,000 common shares upon the cashless exercise of 20,000 derivative warrants and 8,000 common shares upon the cash exercise of 8,000 warrants for proceeds of $21,000.